UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-41970

Lotus Technology Inc.

(Translation of registrant’s name into English)

No. 800 Century Avenue

Pudong District, Shanghai, People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Share Buyback Agreement

On August 27, 2025, Lotus Technology Inc. (the “Company”) entered into an share buyback agreement (the “Share Buyback Agreement”) with Meritz Securities Co., Ltd. (“Meritz”) pursuant to which Meritz agrees to sell, and the Company agrees to repurchase, 32,500,000 American depository shares of the Company(the “ADSs”) for an aggregate purchase price equal to US$387,366,127. Ordinary Shares underlying the repurchased ADSs constitute a part of the 50,000,000 Ordinary Shares issued by the Company to Meritz for an aggregate subscription price of US$500,000,000 concurrently with the closing of the business combination between the Company and L Catterton Asia Acquisition Corp on February 22, 2024, pursuant to the share subscription agreement between the Company and Meritz, dated November 15, 2023 (as subsequently amended and supplemented, the “Subscription Agreement”). The Company intends to settle the repurchase price from proceeds receivable from the sale of U.S. treasury bonds that were previously charged in favor of and rehypothecated by Mertiz plus additional cash for any shortfall. Closing of the repurchase is expected to take place on or about September 5, 2025. Upon closing, the Subscription Agreement, including all obligations of the Company thereunder, will terminate and be of no further force or effect.

A copy of the Share Buyback Agreement is included in this current report on Form 6-K as Exhibit 10.1, and the foregoing description of the Share Buyback Agreement is qualified in its entirety by reference thereto.

Change in Board Composition

The board of directors of the Company has appointed Ms. Ada Yunfeng Yan, an independent director of the Company, as a member of the compensation committee of the Company effective from August 27, 2025. Upon such appointment, the compensation committee consists of Mr. Donghui Li, Ms. Ada Yunfeng Yan and Ms. Catherine Hongjun Cai with Mr. Donghui Li as the chairperson.

Incorporation by Reference

This current report on Form 6-K, including the exhibit hereto, is incorporated by reference into the pre-effective amendment No. 1 to the registration statement on Form F-3 (File No. 333-285533), post-effective amendment No. 3 to the registration statement on Form F-1 on Form F-3 (File No. 333-279108) and the post-effective amendment No. 2 to the registration statement on Form F-1 on Form F-3 (File No. 333-282217) and shall be a part of such registration statements from the date on which this current report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Share Buyback Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lotus Technology Inc.

By	:	/s/ Daxue Wang
Name	:	Daxue Wang
Title	:	Chief Financial Officer

Date: August 29, 2025